# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Azul S.A., CIK 0001432364
CUSIP: 05501U601
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 8 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 10/20/2026
Filed by CIK 0000006201
Persons authorized to receive notices and communications: Anthony J. Richmond, c/o American Airlines Group Inc., 1 Skyview Drive, Fort Worth, Texas (TX), 76155, (682) 278-9000

## Reporting persons
- American Airlines Group Inc. (CIK 0000006201): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 31,838,775; sole dispositive power 0; shared dispositive power 31,838,775; aggregate amount beneficially owned 31,838,775 (7.9% of the class)
- American Airlines, Inc. (CIK 0000004515): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 31,838,775; sole dispositive power 0; shared dispositive power 31,838,775; aggregate amount beneficially owned 31,838,775 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Azul S.A.
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 8 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Comment:
This statement on Schedule 13D (the "Schedule 13D") relates to the common shares, no par value (the "Common Shares"), of Azul S.A., a Brazilian company (the "Issuer").

05501U601 is the CUSIP for the Issuer's American Depositary Shares ("ADSs"), each ADS representing two (2) Common Shares. The Common Shares are not separately registered and do not have a CUSIP.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

American Airlines Group Inc. ("AAG")
American Airlines, Inc. ("American")

The directors of AAG are Adriane M. Brown, John T. Cahill, John W. Dietrich, Mary N. Dillon, Kathryn M. Farmer, Matthew J. Hart, Susan D. Kronick, Martin H. Nesbitt, Vicente Reynal, Gregory D. Smith, Douglas M. Steenland, Howard I. Ungerleider and Robert D. Isom, Jr. (collectively, the "Directors").

The executive officers of AAG are: Robert D. Isom, Jr., President and Chief Executive Officer; Stephen L. Johnson, Vice Chair and Chief Strategy Officer; Anthony J. Richmond, Executive Vice President, Corporate Affairs and Chief Legal Officer; Devon E. May, Executive Vice President and Chief Financial Officer; David G. Seymour, Executive Vice President and Chief Operating Officer; and Nathaniel Pieper, Executive Vice President and Chief Commercial Officer (collectively, the "Executive Officers" and, together with the Directors, the "Related Persons").
Residence or business address: The principal business address for each of the Reporting Persons and Related Persons is c/o American Airlines Group Inc., 1 Skyview Drive, Fort Worth, TX 76155.
Present principal occupation or employment:
American is a wholly owned subsidiary of AAG. AAG, together with its subsidiaries, including American, provides air transportation for passengers and cargo worldwide.

The present principal occupation for each of the Directors is as follows: Adriane M. Brown is a Managing Partner at Flying Fish Partners; John T. Cahill is Chairman at The Kraft Heinz Company; John W. Dietrich is the former Executive Vice President and Chief Financial Officer at FedEx Corporation; Mary N. Dillon is the former President and Chief Executive Officer at Foot Locker, Inc.; Kathryn M. Farmer is President and Chief Executive Officer at BNSF Railway; Matthew J. Hart is the former President and Chief Operating Officer at Hilton Hotels Corporation; Susan D. Kronick is the former Operating Partner at Marvin Traub Associates and former Vice-Chairman at Macy's, Inc.; Martin H. Nesbitt is the Co-Chief Executive Officer at The Vistria Group; Vicente Reynal is Chairman, President and Chief Executive Officer at Ingersoll Rand, Inc.; Gregory D. Smith is Co-Founder and Chief Executive Officer of G2 Equity Partners; Douglas M. Steenland is a Senior Advisor to The Blackstone Group; Howard I. Ungerleider is an Operating Advisor at Clayton, Dubilier & Rice; and Robert D. Isom, Jr. is Chief Executive Officer at AAG and American.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons are organized under the laws of the State of Delaware. Each of the Related Persons is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 20, 2026, the Reporting Persons exercised warrants to purchase 31,838,775 Common Shares (the "Warrant Exercise"). The aggregate exercise price paid by the Reporting Persons for the exercise of the warrants was $100.0 million. The Reporting Persons used working capital to exercise the warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
Warrant Exercise

Item 3 above includes a description of the Warrant Exercise and is incorporated by reference to this Item 4.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Warrant Exercise and intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The ownership percentage set forth herein is based on 400,829,250 Common Shares outstanding immediately following the Warrant Exercise, as disclosed by the Issuer.

The Common Shares reported herein are held of record by American, a wholly owned subsidiary of AAG. As a result, AAG may be deemed to share beneficial ownership of the shares held of record by American. AAG is a publicly traded company with common stock listed on the Nasdaq Global Select Market.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement.

## Signatures
- American Airlines Group Inc.: /s/ Anthony J. Richmond, Executive Vice President, Corporate Affairs and Chief Legal Officer (10/26/2026)
- American Airlines, Inc.: /s/ Anthony J. Richmond, Executive Vice President, Corporate Affairs and Chief Legal Officer (10/26/2026)